UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):  June 17, 2025

THE AZEK COMPANY INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39322	90-1017663
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1330 W Fulton Street, Suite 350 Chicago, Illinois (Address of principal executive offices)	60607 (Zip Code)

Registrant’s telephone number, including area code:  (877) 275-2935

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously reported, on March 23, 2025, The AZEK Company Inc., a Delaware corporation (the “Company” or “AZEK”), James Hardie Industries plc, an Irish public limited company (“James Hardie”), and Juno Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of James Hardie (“Merger Sub”), entered into an Agreement and Plan of Merger, as amended from time to time, including on May 4, 2025 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of James Hardie.

The Company has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “definitive proxy statement”) for the solicitation of proxies in connection with the Company special meeting of stockholders, to be held on June 27, 2025, to vote upon, among other things, matters necessary to complete the Merger.

Litigation Related to the Merger

As of the date hereof, the Company has received several demand letters from purported stockholders of the Company (the “Demand Letters”) and, to the Company’s knowledge, two complaints have been filed with respect to the Merger. The complaints are captioned:  Ken Collins v. The AZEK Company Inc. et al., No. 653455/2025 (N.Y. Sup. Ct. filed June 9, 2025); and Eric Johnson v. The AZEK Company Inc. et al., No. 653502/2025 (N.Y. Sup. Ct. filed June 9, 2025) (collectively referred to as the “Stockholder Actions”).

The Demand Letters and the Stockholder Actions allege that, among other things, the definitive proxy statement contains certain disclosure deficiencies and/or incomplete information regarding the Merger. Although the outcome of or estimate of the possible loss or range of loss from these matters cannot be predicted, the Company believes that the allegations contained in the Demand Letters and the Stockholder Actions are without merit.

The Company believes that no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Demand Letters and the Stockholder Actions delaying the Merger and to minimize the potential expense associated therewith, and without admitting any liability or wrongdoing, the Company is voluntarily making certain disclosures that supplement those contained in the definitive proxy statement. These disclosures, and disclosures on certain other matters, are provided below in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Demand Letters and the Stockholder Actions, including that any additional disclosure was or is required.

It is possible that additional, similar demand letters or complaints may be received or filed, or that the Stockholder Actions may be amended. The Company does not intend to announce the receipt or filing of each additional, similar demand letter or complaint, or of any amended complaint.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT

This supplement to the definitive proxy statement should be read in connection with the definitive proxy statement, which should be read in its entirety, including all risk factors and cautionary notes contained therein. All page references are to pages in the definitive proxy statement, and terms used below, unless otherwise defined, have the meanings set forth in the definitive proxy statement. For clarity, new text within restated paragraphs and tables from the definitive proxy statement is bold and underlined, while deleted text is bold and stricken-through.

The second and third sentences in the first full paragraph on Page 51 under “The Merger—Opinion of AZEK’s Financial Advisor—Illustrative Discounted Cash Flow Analysis—AZEK Standalone” are hereby amended and supplemented as follows:

Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for AZEK the amount of AZEK’s total debt and debt-like items of $534 million and added the amount of AZEK’s cash and cash equivalents of $148 million, in each case, as of December 31, 2024, and as provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of illustrative equity values for AZEK. Goldman Sachs then divided the range of illustrative equity values it derived by ~~the number of~~ a range of 146.9 million to 147.2 million fully diluted outstanding shares of AZEK common stock as of March 19, 2025, as provided by and approved for Goldman Sachs’ use by the management of AZEK, using the treasury stock method, to derive a range of illustrative present values per share of AZEK common stock ranging from $54 to $68, rounded to the nearest dollar.

The second and third sentences in the fourth full paragraph on Page 51 under “The Merger—Opinion of AZEK’s Financial Advisor—Illustrative Discounted Cash Flow Analysis—Combined Company” are hereby amended and supplemented as follows:

Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the combined company the amount of the combined company’s pro forma total debt and debt-like items of $5,395 million and added the amount of the combined company’s pro forma cash and cash equivalents of $250 million, in each case, as of September 30, 2025, the illustrative closing date of the Transaction, and as provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of illustrative equity values for the combined company. Goldman Sachs then divided the range of illustrative equity values it derived by ~~the number of~~ a range of 583.18 million to 583.24 million fully diluted outstanding ordinary shares of the combined company as of March 19, 2025, as provided by and approved for Goldman Sachs’ use by the management of AZEK, using the treasury stock method.

The first and second sentences in the first full paragraph on Page 52 under “The Merger—Opinion of AZEK’s Financial Advisor—Illustrative Present Value of Future Share Price Analysis—AZEK Standalone” are hereby amended and supplemented as follows:

Goldman Sachs then subtracted the amount of AZEK’s total debt and debt-like items of $531 million, $527 million, $522 million and $518 million and added the amount of AZEK’s cash and cash equivalents of $213 million, $322 million, $488 million and $727 million for ~~each of~~ the fiscal years 2025, 2026, 2027 and ~~through~~ 2028, respectively, each as provided by and approved for Goldman Sachs’ use by the management of AZEK, from the respective implied enterprise values in order to derive a range of illustrative equity values as of September 30 for AZEK for each of the fiscal years 2025 through 2028. Goldman Sachs then divided these implied equity values by ~~the~~ 146 million, 145 million, 144 million and 143 million projected year-end numbers of fully diluted outstanding shares of AZEK common stock for ~~each of~~ the fiscal years 2025, 2026, 2027 and ~~through~~ 2028, respectively, calculated using information provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of implied future values per share of AZEK common stock.

The first and second sentences in the third full paragraph on Page 52 under “The Merger—Opinion of AZEK’s Financial Advisor—Illustrative Present Value of Future Share Price Analysis—Combined Company” are hereby amended and supplemented as follows:

Goldman Sachs then subtracted the amount of the combined company’s total debt and debt-like items of $4,779 million, $4,072 million, $2,915 million and $2,845 million and added the amount of the combined company’s cash and cash equivalents of $250 million, $250 million, $250 million and $1,643 million for ~~each of~~ the fiscal years 2025, 2026, 2027 and ~~through~~ 2028, respectively, each as provided by and approved for Goldman Sachs’ use by the management of AZEK, from the respective implied enterprise values in order to derive a range of illustrative equity values as of September 30 for the combined company for each of the fiscal years 2025 through 2028. Goldman Sachs then divided these implied equity values by ~~the~~ 583 million, 583 million, 583 million and 583 million projected year-end numbers of fully diluted outstanding ordinary shares of the combined company for ~~each of~~ the fiscal years 2025, 2026, 2027 and ~~through~~ 2028, respectively, calculated using information provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of implied future values per ordinary share of the combined company.

The second sentence in the fifth full paragraph on Page 52 under “The Merger—Opinion of AZEK’s Financial Advisor—Selected Transactions Analysis” is hereby amended and supplemented as follows:

For each of the selected transactions, Goldman Sachs calculated and compared the implied enterprise value (“TEV”) of the applicable target company based on the consideration paid in the transaction as a multiple of the target company’s LTM adjusted EBITDA based on information in public filings, press releases and investor relations documents.

The table on Page 53 under “The Merger—Opinion of AZEK’s Financial Advisor—Selected Transactions Analysis” is hereby amended and restated as follows:

	Selected Transactions
Announcement Date	Acquiror	Target	TEV ($ in millions)	EV/LTM Adj. EBITDA
Jan 2021	LafargeHolcim	Firestone Building Products Company, LLC	$3,400	12.6x
Jun 2021	Nucor Corporation	Cornerstone Building Brands, Inc.’s Insulated Metal Panels Business	$1,000	10.0x(1)
Jun 2021	Westlake Chemical Corporation	Boral Limited’s North American Building Products Business	$2,150	10.5x
Jul 2021	Carlisle Companies Incorporated	Henry Company	$1,575	13.2x
Feb 2022	KPS Capital Partners, LP	Oldcastle BuildingEnvelope Inc.	$3,450	9.6x
Mar 2022	Clayton, Dubilier & Rice	Cornerstone Building Brands, Inc.	$5,800	8.4x
May 2022	Nucor Corporation	C.H.I. Overhead Doors	$3,000	13.0x
Jun 2022	CRH plc	Barrette Outdoor Living	$1,900	10.0x
Aug 2022	Whirlpool Corporation	InSinkErator	$3,000	18.1x
Jun 2023	Saint-Gobain	Building Products of Canada Corp.	$991	11.9x
Jan 2024	MITER Brands	PGT Innovations	$3,100	11.6x
Feb 2024	Owens Corning	Masonite International Corporation	$3,900	8.6x

(1)	Represents EV/pre-pandemic EBITDA inclusive of expected synergies, in line with deal announcement.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this report that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about: the proposed transaction between AZEK and James Hardie (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; the Company’s future performance or expectations; and the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements.

Forward-looking statements of AZEK and James Hardie, respectively, are based on the current expectations, estimates and assumptions of AZEK and James Hardie, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of AZEK or James Hardie. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of AZEK and James Hardie to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of James Hardie’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the James Hardie shares to be issued in the Transaction and the contemplated listing arrangements for James Hardie shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of AZEK’s and James Hardie’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of AZEK and James Hardie; and the possibility that, as a result of the Transaction or otherwise, James Hardie could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause AZEK’s, James Hardie’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm AZEK’s, James Hardie’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward looking statements. All forward-looking statements attributable to AZEK, James Hardie or the combined company, or persons acting on AZEK’s or James Hardie’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this report speak only as of the date of this report and are statements of then current expectations concerning future results, events and conditions. Neither AZEK nor James Hardie assumes any obligation to update any forward looking statements or information except as required by law. If AZEK or James Hardie updates one or more forward-looking statements, no inference should be drawn that AZEK or James Hardie will make additional updates with respect to those or other forward-looking statements. Further information regarding AZEK, James Hardie and factors that could affect the forward-looking statements contained herein can be found in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between AZEK and James Hardie, James Hardie has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977), which includes a proxy statement/prospectus, that serves as a proxy statement of AZEK and as a prospectus of James Hardie, and each party has filed and may file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on May 29, 2025, and the definitive proxy statement/prospectus was sent to AZEK stockholders on or about May 29, 2025. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by James Hardie or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. Copies of documents filed with the SEC by James Hardie will be available from James Hardie free of charge on James Hardie’s website at ir.jameshardie.com.au or upon request submitted to James Hardie by e‑mail addressed to investor.relations@jameshardie.com.au. The information included on, or accessible through, James Hardie’s or AZEK’s website is not incorporated by reference into this report.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AZEK COMPANY INC.

Date: June 17, 2025	By:	/s/ Morgan Walbridge
	Name:	Morgan Walbridge
	Title:	Senior Vice President, Chief Legal Officer & Secretary